PACIFIC STATE BANCORP
                               1889 W. March Lane
                               Stockton, CA 95207
                                 (209) 870-3213

September 16, 2005


Paul Cline
Senior Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:      Form 10-K/A
         Pacific State Bancorp
         ---------------------

Dear Mr. Cline:

         In response to your comment letter dated June 14, 2005, Pacific State Bancorp is filing today Amendment No. 1 to its Form 10-K for the year ended December 31, 2004, originally filed with the Commission on March 31, 2005.

         The amendment is made in order to file within Exhibit 13 (Annual Report), in compliance with Item 302 of Regulation S-T, a signed copy of the report of the company's independent registered public accounting firm on the company's consolidated financial statements also included within Exhibit 13. In its original filing, the company inadvertently filed a copy of the report, dated March 10, 2005, without signature. We wish to make clear, in connection with the filing of this amendment, that the company in fact received a manually signed report prior to the filing of its Form 10-K, and that the erroneous filing of an unsigned copy was unintentional. The amendment includes a complete copy of
Exhibit 13.

         The amended filing also includes, in compliance with Rule 12b-15, new certifications by the company's chief executive officer and chief financial officer pursuant to Rules 13a-14(a) and (b).

         In connection with this response to your comment letter, the company acknowledges that:

     o The company is responsible for the adequacy and accuracy of the disclosure in this filing.

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me if you have any questions or comments regarding this filing.


                                       Sincerely,

                                       /s/ STEVEN A. ROSSO
                                       -----------------------------------------
                                       Steven A. Rosso
                                       Chief Executive Officer